Entertainment Gaming Asia Inc.

Unit 3705, 37/F, The Centrium

60 Wyndham Street

Central, Hong Kong

011 852 3151 3800

July 26, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Jay Ingram, Legal Branch Chief

Re:                               Entertainment Gaming Asia Inc.

Registration Statement on Form S-3
File No. 333-170246

Dear Mr. Ingram:

Entertainment Gaming Asia Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday, July 29, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.               Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTERTAINMENT GAMING ASIA INC.

By:	/s/ Clarence Chung
Clarence Chung, Chief Executive Officer